January 14, 2013

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated December 14, 2012, regarding
Uranerz Energy Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012 File No. 001-32974

Ladies and Gentlemen:

Uranerz Energy Corporation (the “Company”) hereby respectfully submits this letter as response to the staff’s comments set forth in the December 14, 2012 letter regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission (“SEC”) on March 14, 2012 (the “Annual Report”).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement the disclosures in future filings.  We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 10-K for the fiscal year ended December 31, 2011

Item 1. Description of Business, page 5

Staff Comment No. 1

We note that you have signed a processing agreement with Cameco Resources in November of 2011.  In future filings please provide a discussion of the nature of this agreement including all costs and obligations of each party. In your response, please provide a draft of your future disclosure.

Securities and Exchange Commission
January 14, 2013

Uranerz’ Response:

We did include a discussion of the nature of our processing agreement with Cameco Resources in Item 1, Description of Business in the Annual Report, as follows:

“In November 2011 we signed a processing agreement with Cameco Resources (“Cameco”), a wholly-owned Wyoming subsidiary of Cameco Corporation, the world’s largest publicly-traded uranium company. Under the agreement we will deliver uranium-loaded resin produced from the Company’s Nichols Ranch ISR Uranium Project to Cameco’s Smith Ranch Highland uranium mine for final processing into dried uranium concentrate packaged for shipping to a converter. The processing of Uranerz’ loaded resin at Cameco’s facility will not change the Company’s production plans as we will retain the regulatory and physical flexibility to install a full processing plant at the Nichols Ranch ISR mine at a later date. As a result of this agreement, Uranerz will only install the ion-exchange circuit and the well field makeup circuit at this time at the Nichols Ranch central processing plant. Cameco’s Smith Ranch Highland mine is located in the Powder River Basin approximately 25 air miles south of Uranerz’ Nichols Ranch ISR Uranium Project. The Jane Dough unit is compatible with this plan.”

The fee and other commercial terms which Uranerz will pay to Cameco for the services which Cameco will render are considered confidential by both parties and in our view it would be prejudicial to both parties to disclose the fee. Further, we do not believe that this processing agreement constitutes a non-ordinary course agreement or an agreement on which our overall business is substantially dependent. Our alternatives include processing ourselves or contracting with another company operating nearby and the minimum quantities stipulated under the agreement are well below our expected production levels. We are prepared to add some addition detail to our disclosure, as follows:

The agreement is for a fixed term with a variable starting date depending on when the Company enters into production. Under the agreement Uranerz and Cameco stipulate both a minimum quantity of uranium and a maximum quantity of uranium which will be delivered by Uranerz and processed by Cameco. Under the terms of the agreement, Uranerz may have all or substantially all of the uranium mined at Nichols Ranch in its initial few years of production processed by Cameco. In the event that Uranerz fails to deliver the minimum quantities stipulated by the agreement, it will be required to compensate Cameco a stipulated sum of liquidated damages.

Staff Comment No. 2

Additionally, please tell us if you have an updated cash flow model for your Nichols Ranch ISR Project and, if so, please provide us with a courtesy copy of the model.

Uranerz’ Response:

Our cash flow model was internally updated, unpublished and confidential, in late 2010 prior to the 2011 commencement of construction at the Nichols Ranch ISR Project. We will send you a copy directly under separate cover, identified as 2010-170 Table 1.

Staff Comment No. 3

In future filings please provide an overview of the uranium market including the spot price, the long term price, price trends, markets, and indexes. Please provide a draft of your proposed disclosure with your response.

Securities and Exchange Commission
January 14, 2013

Uranerz’ Response:

We will include an overview of the uranium market in future filings, as suggested. We propose a disclosure such as is set out in Appendix A to this letter (updated as appropriate to then market conditions).

Item 2. Description of Properties, page 17

Staff Comment No. 4

In future filings, please provide, for each of your properties, a clear statement that the property has no proven or probable reserves pursuant to paragraph (b)(4) of Industry Guide 7.

Uranerz’ Response

We will include such a statement in our future filings.

Notes to the Consolidated Financial Statements

4. Construction in Progress, page F-11

Staff Comment No. 5

We note that you record capitalized costs of $1.2 million, $3.3 million and $1.4 million for site, well field and mine development costs, respectively, as of December 31, 2011, when you do not have proven and probable mineral reserves established on your properties. Please (i) tell us the nature of these costs incurred, (ii) clarify why you believe capitalization of these costs is appropriate and (iii) clarify for us how capitalization is consistent with your disclosed accounting policy for the mineral property costs. In your response, please refer to the authoritative literature that supports your accounting treatment.

Uranerz’ Response:

i.
Costs incurred to develop the site include expenditures relating to the installation of access roads, utilities, septic, water, fencing, and cement silo pads as well as grading and preparing the site for the construction of the plant and related buildings.

Costs incurred to develop the well fields include the installation of a piping/well system to inject a water-leaching solution into the mineralized zone and to recover the uranium-enriched water after it has flowed through the mineralization.  This installation includes drilling, casing, cementing, well development, pump, wire, drop pipe, O2 system, and a weather enclosure.  Well field surface construction costs include a make-up water well for drill rigs, a truck turn-a-round/laydown area, access road and a cement silo and pad.

Costs incurred classified as mine development costs include fuel, vehicle, labour, consultant and management costs relating to the construction of the mine, ancillary buildings and the installation of equipment.  Mine development costs also include any licensing costs relating to the project as well as environmental and accretion costs.

Securities and Exchange Commission
January 14, 2013

ii.
The Company  believes capitalization of these costs is appropriate because they meet the definition of an asset.  These costs represent the development of a mine for the extraction of the resources.  The capitalized development costs are distinct from the exploration activities that were expensed as incurred in accordance with SEC Industry Guide 7.  The Company expensed all costs incurred on the property until it was determined that it was economically feasible and the necessary licensing, permits and financing was obtained. The capitalized costs do not represent the search for mineral deposits or reserves that characterize exploration costs.  They are the costs incurred to develop a mineral resource, establish a resource extraction system and develop the infrastructure necessary to extract and sell that resource.

Despite the fact that the Company does not have proven or probable reserves, these costs were incurred after the Company had determined that the mine was technically and commercially viable, and in conjunction with the construction of commissions facilities necessary to extract the resources. These costs are recorded as an asset as they represent internally developed identifiable intangible and tangible assets with future economic benefits.   The costs are capitalized in accordance with ASC 360, Property Plant and Equipment, ASC 350-30 Intangibles – Goodwill and Other, and Statement of Financial  Accounting Standards No. 19.

iii.
Our accounting policy for mineral property costs is “Mineral property exploration costs are expensed as incurred. Costs for acquired mineral property databases are similarly expensed upon acquisition. Capitalization of mine development costs that meet the definition of an asset commence once all operating mineralization is classified as proven and probable reserves, and a bankable feasibility study has been completed or the Company determines that a mine will be developed.”

Our treatment is consistent with this policy as all mineral property exploration costs were expensed as incurred and capitalization of mine development costs included in construction in progress commenced once the Company determined that the mine would be developed.

14. Income Taxes, page F-18

Staff Comment No. 6

We note that you include an “other” reconciling item in your statutory tax rate reconciliation disclosure. Please describe for us the material components under this item.

Uranerz’ Response:

The “other” reconciling item contained in the table for the statutory rate reconciliation in “Note 14, Income Taxes”, of the 2011 consolidated financial statements represents a “true –up” during 2011 of various 2010 tax bases estimates made for the 2010 fiscal year.  For financial statement reporting purposes, the calculation of deferred income tax assets is compiled based on management’s best estimates of the tax bases for the mineral property exploration expenses and the tax losses carried forward, which are the two most significant components comprising the deferred income tax assets.  While the compilation of the tax bases and the resulting deferred tax assets is done using the best estimates of information available about the tax treatments for the various items at the time of finalizing the year-end financial statements, some of the detailed information used to compile the tax returns is not available at that time.

Securities and Exchange Commission
January 14, 2013

The final information about the tax bases of these items is generally not available until a number of months after the audited financial statements are finalized, usually at the time that the tax returns are finalized and filed.   At that point, the mineral exploration costs for tax purposes and the tax loss balances are determined definitively.  In 2010, management took a conservative approach in estimating the tax bases for the mineral exploration costs and tax losses that would be available to support the deferred income tax assets, had a valuation allowance not been required.  Based on the final deferred income tax calculations determined using the actual information from the corporate tax returns filed, it was noted that the unrecognized deferred tax assets related to the tax losses carried forward and the mineral property expenses were actually higher than originally estimated by $751,940 and $1,703,637 respectively.  The “other” item of $2,455,577 in 2011 represents the combined ‘true up’ required to adjust managements’ best estimate to the final tax base figures obtained from the final corporate tax filing.

We note that the ‘true up’ of the underestimation of the 2010 deferred tax asset figure does not impact the financial statements because the Company has provided a 100% valuation allowance against all of its deferred income tax assets in both 2010 and 2011.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 10-K;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please do not hesitate to contact me at 604-689-1659.

Sincerely, Uranerz Energy Corporation

/s/ Benjamin Leboe
Benjamin Leboe Senior Vice President, Finance and Chief Financial Officer

Securities and Exchange Commission
January 14, 2013

Appendix A – Proposed Disclosure regarding the Uranium Market

The primary commercial use for uranium is to fuel nuclear power plants for the generation of electricity.  All the uranium produced from our mines will be used to generate electricity.

At present, nuclear power plants produce about 7% of the world’s overall energy and 16% of its electricity.  According to the World Nuclear Association, there are currently 433 reactors operating world-wide which will require approximately 67,990 tonnes U3O8 (150,000,000 pounds) of uranium fuel in 2012. Around the globe there are currently 63 new reactors under construction with an additional 160 reactors on order or in the planned stage and another 329 in the proposed stage.

The world continues to consume more uranium than it produces and largely due to increasing energy demands in Asia, the World Nuclear Association expects world uranium consumption to grow so substantially that it would require mine production to double by 2020 to meet demand. Historically the gap between demand and supply has been filled by stock-piled inventories and secondary supplies; however these are finite and are being drawn down. Currently, one of the largest sources of secondary supply is the uranium derived from the Russia’s Highly Enrich Uranium (HEU) program with the United States. All the deliveries from this source are expected to be completed by the end of 2013. The United States has 104 operating reactors deriving less than 8% of their uranium needs from U.S. producers.

Uranium is not traded on an open market or organized commodity exchange such as the London Metal Exchange. Buyers and sellers negotiate contracts privately and usually directly. Uranium prices, both spot prices and long-term prices, are however published by two independent market consulting firms, Tradetech and Ux Consulting, on a weekly basis.

The spot and long term price of uranium is influenced by a number of factors, some of which are international. For example, both the spot and long term price of uranium was impacted by the accident at the Fukushima Daiichi Nuclear Plant in March 2011.  The events at Fukushima, created heightened concerns regarding the safety of nuclear plants and lead to closures of nuclear plants.   These plant closures have created uncertainty in the market.

Most nuclear utilities seek to purchase a portion of their uranium needs through long-term supply contracts with another portion being bought on the spot market in the short term. Like sellers, buyers are seeking to balance the security of long term supply with the opportunity to take advantage of price fluctuations.  For this reason both buyers and sellers track current spot and long-term prices for uranium carefully, make considered projections as to future price changes, and then negotiate with one another to enter into a contract which each deems favorable to their respective interests.

The graph below shows the weekly spot uranium and long-term uranium price from 1969 until January 2013 as reported by Ux Consulting.

Securities and Exchange Commission
January 14, 2013

Source: RBC Uranium Weekly Report on January 8, 2013.

Industry analysts endeavor to forecast future long and short term prices for uranium and many publish their analyses. The figure below sets out current forecasts of the spot uranium price until 2016 by certain industry analysts. An upward trend is expected by such analysts in 2013 and 2014; in 2015 and 2016 the majority expect that trend to continue upward, as shown.

Source: Research Reports from the brokerages and bank listed in the legend above